Exhibit 97.1

WATERBRIDGE INFRASTRUCTURE LLC

CLAWBACK POLICY

(Adopted as of September 17, 2025)

This Clawback Policy (this “Policy”) is adopted by the board of directors (the “Board”) of WaterBridge Infrastructure LLC (“WaterBridge”) to enable WaterBridge to recover Incentive-Based Compensation from Covered Persons in the event that WaterBridge is required to prepare a Restatement.

1.
Recoupment. If WaterBridge is required to prepare a Restatement, the Board shall, unless determined to be Impracticable, take reasonably prompt action to recoup all or any portion of Recoverable Compensation from any Covered Person. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or offset against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any recovery of Recoverable Compensation, from a Covered Person tied to a Restatement and to impose such other discipline upon such Covered Person, where warranted.
2.
Method of Recoupment. Subject to applicable law, the Board may seek to recoup Recoverable Compensation by such means or combination of means as the Board, in its sole discretion, determines to be appropriate, including, where warranted, requiring a Covered Person to repay Recoverable Compensation to WaterBridge. To the extent that a Covered Person fails to repay all Recoverable Compensation to WaterBridge as determined by the Board pursuant to this Policy, WaterBridge may take all reasonable and appropriate actions to recover such amount, subject to applicable law.
3.
Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such reasonable and appropriate actions in connection with this Policy as it deems necessary or advisable. All determinations and interpretations made by the Board in connection with this Policy shall be final, binding and conclusive. Notwithstanding anything in this Section 3 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by WaterBridge contemporaneously with such amendment or termination) cause WaterBridge to violate any federal securities laws, rules of the U.S. Securities and Exchange Commission (the “SEC”) or the rules of any national securities exchange or national securities association on which WaterBridge’s securities are then listed. The Board shall consult with WaterBridge’s audit committee, chief financial officer, general counsel and chief administrative officer, as applicable, as needed in order to properly administer and interpret any provision of this Policy.
4.
Acknowledgement by Executive Officers. The Board may provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy. For purposes of clarity, such notice and acknowledgement may be contained within a separate agreement (such as an employment, severance, retention, bonus, incentive compensation, equity award or similar agreement) that may, in whole or in part, be subject to this Policy.
5.
No Indemnification. Notwithstanding the terms of any of WaterBridge’s organizational documents, any corporate policy or any contract, WaterBridge shall not indemnify any Covered Person against the loss of any Recoverable Compensation that is recovered in accordance with the terms and conditions of this Policy.

6.
Disclosures and Record Keeping. WaterBridge shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including Rule 10D-1 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) and any applicable exchange listing standard.
7.
Application; Enforceability. Except as otherwise determined by the Board, the adoption of this Policy does not limit, and is intended to apply in addition to, any other clawback, recoupment, forfeiture or similar policies or provisions of WaterBridge or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement between WaterBridge or an affiliate and an Executive Officer or as otherwise required under applicable law. The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to WaterBridge or an affiliate of WaterBridge or is otherwise available under applicable law and regulations.
8.
Severability. The provisions in this Policy are intended to be applied to the fullest extent of the law; provided that to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
9.
Amendment and Termination. The Board may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. This Policy will terminate automatically when WaterBridge does not have a class of securities listed on a national securities exchange or association and will be limited the extent that any provision of the applicable rules is no longer in effect or applicable to WaterBridge.
10.
Governing Law. The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.
11.
Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
12.
Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Board, or the officer or officers of WaterBridge authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that WaterBridge is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs WaterBridge to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in WaterBridge’s fiscal year) of less than nine months within or immediately following the three completed fiscal years. For purposes of this Policy, the Board shall be deemed to have reasonably concluded that a Restatement is required on the date that WaterBridge’s Audit Committee or WaterBridge’s Chief Administrative Officer, as applicable, informs the Board in writing that such a Restatement will be required, unless WaterBridge’s audit committee informs the Board that an alternative date is more accurate for purposes of determining the Applicable Period.

“Covered Person” means any person who receives Recoverable Compensation.

“Executive Officer” includes WaterBridge’s current or former chief executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of WaterBridge in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of WaterBridge’s controlled affiliates) who performs similar policy-making functions for WaterBridge, and such other senior executives/employees who may from time to time be deemed subject to this Policy by written determination of the Board. For purposes of clarity, the term “Executive Officer” shall include, at a minimum, any executive officers of WaterBridge identified pursuant to 17 CFR § 229.401(b).

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing WaterBridge’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Share price and total shareholder return (“TSR”) are Financial Reporting Measures. Examples of additional Financial Reporting Measures include measures based on: revenues, net income, operating income, EBITDA, free cash flow, liquidity measures or return measures. For the avoidance of doubt, a Financial Reporting Measure need not be included in a filing made by WaterBridge with the SEC.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Board determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined that the direct expense that WaterBridge would pay to a third party to assist in recovering the Incentive- Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of Incentive-Based Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to WaterBridge’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include:

(i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time. For purposes of clarity, the term “Incentive-Based Compensation” includes the proceeds from the sale of shares that were acquired pursuant to an incentive compensation award that was granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Received” – Incentive-Based Compensation is deemed “Received” in any WaterBridge fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received by a Covered Person from WaterBridge on or after September 18, 2025: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while WaterBridge has or had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeds or exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive- Based Compensation based on share price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate by the Board of the effect of the Restatement on the share price or TSR upon which the Incentive-Based Compensation was Received.

“Restatement” means an accounting restatement of any of WaterBridge’s financial statements due to WaterBridge’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement) or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). For the avoidance of doubt, a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of WaterBridge’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for share splits, share dividends, reverse share splits or other changes in capital structure.

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